Exhibit 99.72

PENN WEST ENERGY TRUST

Pro Forma Consolidated Financial Statements

As at March 31, 2006 and for the three months then ended
and for the year ended December 31, 2005
(unaudited)

Compilation Report on Pro Forma Consolidated Financial Statements

The Board of Directors

Penn West Energy Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Penn West Energy Trust (the “Trust”) as at March 31, 2006 and unaudited pro forma consolidated income statements for the three months then ended and for the year ended December 31, 2005, and have performed the following procedures:

1.               Compared the figures in the columns captioned “Penn West” to the unaudited consolidated financial statements of the Trust as at March 31, 2006 and for the three months then ended, and found them to be in agreement.

2.               Compared the figures in the columns captioned “Penn West” to the audited consolidated financial statements of the Trust for the year ended December 31, 2005, and found them to be in agreement.

3.               Compared the figures in the columns captioned “Petrofund” to the unaudited consolidated financial statements of Petrofund Energy Trust as at March 31, 2006 and for the three months then ended, and found them to be in agreement.

4.               Compared the figures in the columns captioned “Petrofund” to the audited consolidated financial statements of Petrofund Energy Trust for the year ended December 31, 2005, and found them to be in agreement.

5.               Recalculated the figures in the column captioned “Petrofund Adjustments” by adding:

•                  figures in columns captioned  “Kaiser Energy”, “Canadian Partnership”, “Properties to be Transferred” and “Pro Forma Adjustments” included in an unaudited pro forma combined statement of operations of Petrofund Energy Trust for the nine months ended September 30, 2005 included in a Petrofund Energy Trust short form prospectus dated November 30, 2005; and

•                  figures in an unaudited statement of operations for the above-noted entities for the period from October 1, 2005 to November 30, 2005 compiled by management of Petrofund Energy Trust.

6.               Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

(a)          The basis for determination of the pro forma adjustments; and

(b)         Whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

The officials:

(a)          described to us the basis for determination of the pro forma adjustments, and

(b)         stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

7.               Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

8.               Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Penn West”, “Petrofund”, “ExploreCo” and “Petrofund Adjustments” as at March 31, 2006 and for the three months then ended, and for the year ended December 31, 2005, and found the amounts in the column captioned “Pro forma consolidated” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Calgary, Canada

May 23, 2006

Comments for United States of America Readers on differences between Canadian and United States Reporting Standards

The above compilation report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with the United States of America standards of reasonableness of the pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under the United States of America standards, such compilation report would not be included.

Chartered Accountants

Calgary, Canada

May 23, 2006

Penn West Energy Trust

Pro Forma Consolidated Balance Sheet

As at March 31, 2006

(millions of Canadian dollars)

(unaudited)

	Penn West	Petrofund	Pro Forma ExploreCo Adjustments	Pro Forma Other Adjustments	Notes		Pro Forma Consolidated
			(Note 2)
Assets
Current
Accounts receivable	$180.2	$46.3	$—	$—			$226.5
Risk management	13.0	16.3	—	—			29.3
Other	52.9	19.4	—	—			72.3
	246.1	82.0	—	—			328.1
Property, plant and equipment	3,769.0	1,771.7	(44.2)	1,615.2	3	(a)(b)	7,111.7
Asset retirement reserve fund	—	9.7	—	—			9.7
Goodwill	—	337.9	—	216.3	3	(c)	554.2
	$4,015.1	$2,201.3	$(44.2)	$1,831.5			$8,003.7

Liabilities and Unitholders’ Equity
Current
Bank overdraft	$—	$4.7	$—	$—			$4.7
Accounts payable and accrued liabilities	283.9	88.0	—	41.8	3	(d)	413.7
Taxes payable	12.3	—	—	—			12.3
Distributions payable	55.7	—	—	—			55.7
Risk management		4.9	—	—			4.9
Deferred gain on financial instruments	9.6	—	—	—			9.6
	361.5	97.6	—	41.8			500.9
Bank loan	610.4	422.7	—	129.5	3	(a)(e)	1,162.6
Asset retirement obligations	193.8	74.3	(2.1)	—	2	(a)	266.0
Future income taxes	672.2	237.1	14.6	—	2	(a)	923.9
	1,476.4	734.1	12.5	129.5			2,352.5
Unitholders’ Equity
Unitholders’ capital	580.6	1,800.4	(56.7)	1,229.4	3	(a)(f)	3,553.7
Exchangeable shares	—	4.0	—	(4.0)	3	(f)	—
Contributed surplus	8.5	1.0	—	(1.0)	3	(f)	8.5
Retained earnings (deficit)	1,588.1	(435.8)	—	435.8	3	(f)	1,588.1
	2,177.2	1,369.6	(56.7)	1,660.2			5,150.3
	$4,015.1	$2,201.3	$(44.2)	$1,831.5			$8,003.7

Penn West Energy Trust

Pro Forma Consolidated Statement of Income

Three months ended March 31, 2006

(millions of Canadian dollars, except per trust unit amounts)

(unaudited)

	Penn West	Petrofund	Pro Forma ExploreCo Adjustments	Pro Forma Other Adjustments	Notes		Pro Forma Consolidated
			(Note 2)
Revenues
Oil and natural gas	$433.9	$204.1	$(6.1)	$—			$631.9
Royalties	(81.5)	(43.6)	1.3	—			(123.8)
Risk management activities	—	15.3	—	—			15.3
	352.4	175.8	(4.8)	—			523.4

Expenses
Operating	85.9	37.0	(0.8)	—			122.1
Transportation	5.8	2.0	(0.1)	—			7.7
General and administrative	7.0	6.2	—	—			13.2
Interest on long term debt	6.4	4.4	—	1.9	4	(b)	12.7
Depletion, depreciation and accretion	112.5	64.0	(1.2)	23.5	4	(a)	198.8
Equity-based compensation	3.0	—	—	—			3.0
Risk management activities	(6.8)	—	—	—			(6.8)
	213.8	113.6	(2.1)	25.4			350.7
Income before taxes	138.6	62.2	(2.7)	(25.4)			172.7

Taxes
Capital	4.1	1.2	—	—			5.3
Current income taxes	—	0.2	—	—			0.2
Future income taxes (recovery)	(9.9)	6.8	(0.9)	—			(4.0)
	(5.8)	8.2	(0.9)	—			1.5

Net income	$144.4	$54.0	$(1.8)	$(25.4)			$171.2

Net income per Trust unit
Basic	$0.88						$0.73
Diluted	$0.87						$0.72

Penn West Energy Trust

Pro Forma Consolidated Statement of Income

Year ended December 31, 2005

(millions of Canadian dollars, except per trust unit amounts)

(unaudited)

	Penn West	Petrofund	Petrofund Adjustments**	Pro Forma ExploreCo Adjustments	Pro Forma Other Adjustments	Notes		Pro Forma Consolidated
				(Note 2)
Revenues
Oil and natural gas	$1,919.0	$779.6	$85.1	$(32.5)	$—			$2,751.2
Royalties	(355.0)	(155.8)	(18.0)	6.2	—			(522.6)
Risk management activities	—	(34.5)	—	—	—			(34.5)
	1,564.0	589.3	67.1	(26.3)	—			2,194.1

Expenses
Operating	327.4	141.6	9.2	(3.8)	—			474.4
Transportation	22.7	8.0	2.9	(0.5)	—			33.1
General and administrative	23.1	17.2	2.5	—	—			42.8
Interest on long term debt	23.2	10.6	8.4	—	5.7	4	(b)	47.9
Depletion, depreciation and accretion	437.6	202.8	51.9	(5.1)	126.0	4	(a)	813.2
Equity-based compensation	77.2	—	—	—	—			77.2
Foreign exchange loss	4.5	—	—	—	—			4.5
Risk management activities	3.4	—	—	—	—			3.4
	919.1	380.2	74.9	(9.4)	131.7			1,496.5

Income before taxes	644.9	209.1	(7.8)	(16.9)	(131.7)			697.6

Taxes
Capital	14.7	3.9	—	—	—			18.6
Current income taxes	54.1	1.2	2.3	—	—			57.6
Future income taxes (recovery)	(1.1)	(6.7)	(16.8)	(5.8)	—	4	(c)	(30.4)
	67.7	(1.6)	(14.5)	(5.8)	—			45.8

Net income	$577.2	$210.7	$6.7	$(11.1)	$(131.7)			$651.8

Net income per Trust unit
Basic	$3.55							$2.79
Diluted	$3.48							$2.76

** Petrofund acquired Kaiser Energy Ltd. effective December 1, 2005. These adjustments present the pro-forma amounts as if Kaiser had been included in the accounts of Petrofund from January 1, 2005.

Penn West Energy Trust

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2006 and for the year ended December 31, 2005

(unaudited)

1. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2006 and the unaudited pro forma consolidated statements of income for the three months ended March 31, 2006 and for the year ended December 31, 2005 (the “Pro Forma Statements”) of Penn West Energy Trust (“Penn West”) have been prepared for inclusion in the Joint Information Circular and Proxy Statement (the “Information Circular”) of Penn West and Petrofund Energy Trust (“Petrofund”). The Information Circular will include details of the plan of arrangement (the “Arrangement”).

The Pro Forma Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) by the management of Penn West. Accounting policies used in the preparation of the Pro Forma Statements are in accordance with those disclosed in the 2005 audited consolidated financial statements of Penn West. The Arrangement contemplates the combination of Penn West with Petrofund and the formation of a new public company, 1231818 Alberta Ltd. (“ExploreCo”). The Arrangement, including the formation of ExploreCo, is subject to the approval of the unitholders of Penn West and Petrofund. The Pro Forma Statements are prepared on the basis that the Arrangement, including the formation of ExploreCo, will be approved by the unitholders of Penn West and Petrofund. The unaudited pro forma consolidated balance sheet gives effect to the Arrangement and assumptions described in notes 2 and 3 as if they had occurred at the date of the balance sheet and the unaudited pro forma consolidated statements of earnings give effect to the assumed transactions and assumptions described in note 4 as if they had occurred at January 1, 2005.

In the opinion of management, the Pro Forma Statements include all material adjustments for a fair presentation of the ongoing entity in accordance with GAAP.

The Pro Forma Statements have been prepared from, and should be read in conjunctions with, the following financial reports and financial information:

•                  The audited consolidated financial statements of Penn West as at and for the year ended December 31, 2005 and the unaudited consolidated financial statements of Penn West as at and for the three months ended March 31, 2006.

•                  The audited consolidated financial statements of Petrofund as at and for the year ended December 31, 2005 and the unaudited consolidated financial statements of Petrofund as at and for the three months ended March 31, 2006.

•                  The unaudited pro forma consolidated financial statements of Petrofund as at September 30, 2005 and for the nine months then ended included in a short form prospectus of Petrofund dated November 30, 2005.

•                  The audited statement of revenue and operating costs of the ExploreCo properties for the year ended December 31, 2005 and the unaudited statement of revenues and operating costs of the ExploreCo properties for the three months ended March 31, 2006.

The Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these Pro Forma Statements, no adjustments have been made to reflect the potential operating synergies and administrative cost savings that could result from the operations of the combined assets.

2. Formation of ExploreCo

The Arrangement includes the formation of a new public company, ExploreCo. Pursuant to the Arrangement, each Petrofund unitholder will receive 0.12 common shares of ExploreCo for each Petrofund unit held, and Penn West unitholders will receive 0.2 common shares of ExploreCo for each Penn West unit held. Petrofund and Penn West will contribute producing properties and undeveloped land to ExploreCo. The transfer of assets to ExploreCo was recorded at book values. The effects on the pro forma consolidated balance sheet and pro forma consolidated statement of income were as follows:

a.               Property, plant and equipment has been reduced by $44.2 million, asset retirement obligations has been reduced by $2.1 million, future income taxes were increased by $14.6 million and unitholders’ capital has been reduced by $56.7 million.

b.              Revenue and royalties, operating and transportation expenses, and the portion of depletion, depreciation and accretion relating to the ExploreCo properties, and future income taxes, have been adjusted in the pro forma consolidated statements of income for the three months ended March 31, 2006 and the year ended December 31, 2005.

Should the formation of ExploreCo not be approved by the unitholders of Penn West and Petrofund, the ExploreCo pro forma adjustments would not be required. The elimination of these adjustments would not have a material effect on the Pro Forma Statements.

3. Pro Forma Consolidated Balance Sheet Assumptions and Adjustments

The Arrangement contemplates the combination of Penn West with Petrofund. Pursuant to the Arrangement, Penn West will acquire all the units of Petrofund whereby each Petrofund unitholder will receive 0.6 of a trust unit of Penn West resulting in total estimated consideration of $3.0 billion, including acquisition costs. The acquisition will be accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values.

The Pro Forma Statements have been prepared using estimated fair values at March 31, 2006, and will be subject to change as certain estimates are realized and final tax pools are established. For purposes of preparing the unaudited pro forma consolidated balance sheet, the fair value of net assets acquired and liabilities assumed were allocated as follows:

a.               Purchase price allocation:

($ millions)
Purchase Price
70.6 million Penn West Trust Units issued	$3,029.8
Transaction costs	14.5
$3,044.3

Allocation of the Purchase Price
Property, plant and equipment	$3,386.9
Goodwill	554.2
Working capital (deficiency)	(38.2)
Bank loan	(547.2)
Future income taxes	(237.1)
Asset retirement obligations	(74.3)
$3,044.3

Under the terms of the Arrangement, Penn West acquires all the trust units of Petrofund, after conversion of the exchangeable shares, in exchange for the issuance of trust units of Penn West. The value of Penn West trust units to be issued was based on the five day weighted average trading value of the units, including two days before and after the announcement date and the date of the announcement.

b.              Petrofund property, plant and equipment has been increased to $3.4 billion representing the estimated fair value of the acquired petroleum and natural gas assets.

c.               Goodwill of $554.2 million represents the amount of consideration in excess of the fair value assigned to the net identifiable assets and liabilities acquired.

d.              Additional current liabilities of $41.8 million are comprised of estimated Arrangement transaction costs, including severances and the estimated cash costs to settle the Restricted Unit Plan of Petrofund.

e.               The Arrangement includes a special cash distribution of $1.10 per Petrofund trust unit to be paid on closing. The $129.5 million to be paid on closing is included in the bank loan.

f.                 Unitholders’ capital has been increased by $3.0 billion representing the issuance of 70.6 million Penn West trust units at fair value. The other components of Petrofund’s unitholders’ equity, being exchangeable shares, contributed surplus, and retained earnings, have been eliminated.

4. Pro Forma Consolidated Statements of Earnings Assumptions and Adjustments

a.               Depletion, depreciation and accretion has been adjusted to reflect the unit-of-production rate based on the estimated proved petroleum and natural gas reserves, production and depletion base after adjustments for the properties transferred to ExploreCo and the acquisition of Petrofund.

b.              Interest on long term debt has been adjusted to reflect the additional interest that would have been incurred if the transaction had occurred on January 1, 2005.

5. Per Unit Information

Pro forma net income per unit has been calculated using the weighted average number of Penn West trust units outstanding plus Penn West trust units issued to effect the acquisition of Petrofund as if they had been outstanding for the respective period, as follows (millions):

March 31, 2006	Penn West	Petrofund Acquisition	Pro Forma Consolidated

Basic	163.5	70.6	234.1
Diluted	165.8	70.6	236.4

At period-end	163.8	70.6	234.4

December 31, 2005	Penn West	Petrofund Acquisition	Pro Forma Consolidated

Basic	162.6	70.6	233.2
Diluted	165.9	70.6	236.5

At period-end	163.3	70.6	233.9

6. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Canadian GAAP varies in certain respects from U.S. GAAP. As required by the United States Securities and Exchange Commission, the effect of these differences on the pro-forma consolidated financial statements is described and quantified below.

The application of U.S. GAAP would have had the following effects on pro-forma consolidated net income as reported:

($CAD millions, except per unit amounts)	Three months ended March 31, 2006	Year ended December 31, 2005
Pro-forma consolidated net income as reported – Canadian GAAP	$171.2	$651.8
Adjustments (net of tax):
Plan of arrangement costs (a)	—	(32.9)
Risk management activities gain (loss) (a)	(1.4)	0.1
Equity based compensation (b)	(13.4)	—
Pro-forma consolidated net and other comprehensive income, before cumulative effect of change in accounting policy – U.S. GAAP	156.4	619.0

Cumulative effect of the change in accounting policy (b)	(9.2)	—
Pro-forma consolidated net and other comprehensive income as adjusted – U.S. GAAP	$147.2	$619.0

Pro-forma consolidated net income per unit, before cumulative change in accounting principle:
Basic	$0.67	$2.65
Diluted	$0.66	$2.62

Pro-forma consolidated net income per unit:
Basic	$0.63	$2.65
Diluted	$0.62	$2.62

The application of U.S.GAAP would have the following effects on the pro-forma consolidated balance sheet as at March 31, 2006:

($CAD millions)	Canadian GAAP	U.S. GAAP
ASSETS
Current
Accounts receivable	$226.5	$226.5
Risk management	29.3	29.3
Other	72.3	72.3
	328.1	328.1
Property, plant and equipment	7,111.7	7,111.7
Asset retirement reserve fund	9.7	9.7
Goodwill	554.2	554.2
	$8,003.7	$8,003.7

LIABILITIES AND UNITHOLDERS’ EQUITY
Current
Bank overdraft	$4.7	$4.7
Accounts payable and accrued liabilities	413.7	413.7
Taxes payable	12.3	12.3
Distributions payable	55.7	55.7
Risk management	4.9	4.9
Deferred gain on financial instruments (a)	9.6	—
	500.9	491.3

Bank loan	1,162.6	1,162.6
Equity based compensation (b)	—	31.1
Asset retirement obligations	266.0	266.0
Future income taxes (a)	923.9	927.2
	2,352.5	2,386.9

Unitholders’ mezzanine equity (a)	—	9,863.8

UNITHOLDERS’ EQUITY (DEFICIENCY)
Unitholders’ capital (a)	3,553.7	—
Contributed surplus (a)	8.5	—
Retained earnings (deficit) (a)	1,588.1	(4,738.3)
	5,150.3	(4,738.3)
	$8,003.7	$8,003.7

(a).       The adjustments and related differences in generally accepted accounting principles in Canada from those in the U.S. are presented in the audited Supplemental Note, “Reconciliation of Canadian and United States Generally Accepted Accounting Principles,” as at December 31, 2005 and 2004 and for the years then ended as filed on SEDAR at www.sedar.com.

(b).      On January 1, 2006 Penn West adopted SFAS 123R, “Share-Based Payment” using the modified prospective method of this standard and adopted the fair value method of accounting for all unit rights granted under the plan. Under SFAS 123R rights granted under the unit rights plan are considered liability awards, whereas they were previously considered equity awards under SFAS 123. As a result of this change, on January 1, 2006 the Trust recorded an equity based compensation liability of $14.7 million, being the fair value of all outstanding unit rights on that date, in proportion to the requisite service period rendered to that date. In addition, contributed surplus was reduced by $5.5 million representing previously recognized compensation cost for all outstanding rights at that date. The cumulative effect of the change in accounting policy was $9.2 million.

Under the fair value method for a liability award, the equity based compensation liability is calculated based on the unit rights fair value at each balance sheet date until the date of settlement. Compensation cost for each period is based on the change in fair value of the rights for each reporting period. When rights are exercised, the proceeds, together with the amount recorded as a trust unit rights liability, are recorded to mezzanine equity.